January 27, 2026

Alan Urban
Chief Financial Officer
GT Biopharma, Inc.
505 Montgomery Street
10th Floor
San Francisco, California 94111

       Re: GT Biopharma, Inc.
           Registration Statement on Form S-1
           Filed January 21, 2026
           File No. 333-292856
Dear Alan Urban:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    JR Lanis